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Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 6/18/15	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC
2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor
   Princeton, NJ 08540
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210
5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)
6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, General Counsel
   Miami International Securities Exchange, LLC
   7 Roszel Road, 5th Floor
   Princeton, NJ 08540
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

SEC Mail Processing Section
JUN 19 2015
Washington DC
404

[redacted]

15021158

2015 JUN 19 PM 3:05
SEC / MR
RECEIVED

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: June 18, 2015

By: *[signature]*
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 18th day of June, 2015.

[signature]
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Exhibit J

Exhibit J

Exhibit Request:

A list of the officers, governors, Members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. **Officers of Miami International Securities Exchange, LLC**

The following are currently the officers of the Exchange: **[Updated]**

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President – Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Matthew Rotella	Senior Vice President – Trading Systems Development and System Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel & Assistant Corporate Secretary
Brian O'Neill	Vice President and Senior Counsel – Office of the General Counsel
Richard Rudolph	Vice President and Senior Counsel – Office of the General Counsel
Shawn Hughes	Vice President – Project Management

Name	Title
Harish Jayabalan	Vice President – Chief Risk Officer
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations
Lawrence O'Leary	Vice President – Regulatory Department
Richard Ross	Director of Strategic Planning of MIAX

The officers of the Exchange will serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange will serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons are directors and Board observers of the Exchange as of April 24, 2015: **[No change]**

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2017	Attorney
J. Gray Teekell	Non-Industry/ Independent	Class I – 2017	President of The Teekell Company, Inc.
Cynthia Schwarzkopf	Non-Industry/ Independent	Class I – 2017	Professional and Philanthropic Public Speaker
H. Dale Herring	Industry	Class I – 2017	Real Estate Development
William T. Bergman	Non-Industry/ Independent	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President-Timber Hill, LLC

Name	Classification	Term of Office	Type of Business
Meaghan Dugan	Industry/ Member Representative Director	Class I – 2017	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2018	Attorney
William J. O'Brien IV	Non-Industry	Class II – 2018	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2018	Former New Jersey State Treasurer; Township Mayor – Woodbridge, New Jersey
Robert P. Castrignano	Industry	Class II – 2018	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
John A. Kinahan	Industry/Member Representative Director	Class II – 2018	Chief Executive Officer – Group One Trading LP
John DiBacco, Jr.	Industry	Class II – 2018	Global Head of Equities Trading – KCG
Leslie Florio	Non-Industry/ Independent	Class III – 2016	Board of Trustees – The Hun School of Princeton
Michael P. Ameen	Non-Industry	Class III – 2016	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC

Name	Classification	Term of Office	Type of Business
Robert D. Prunetti	Non-Industry/ Independent	Class III – 2016	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
John Beckelman	Industry	Class III – 2016	Principal – Sandler O'Neill & Partners, L.P.
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2016	Head of Market Structure – Wolverine Trading, LLC
Francine Fang	Industry/Member Representative Director	Class III – 2016	Head of Options Market Making – KCG
Marianne Deane	Non-Industry	Class III – 2016	Community Volunteer

Observer:

Name	Classification	Term of Office	Type of Business
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley
Michael Juneman	Industry	So long as qualified under Equity Rights Program	Management Director – Citadel Securities LLC

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows: **[No change]**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John Beckelman	Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director
Lindsay L. Burbage	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
Francine Fang	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
John DiBacco, Jr.	Industry Director
Marianne Deane	Non-Industry Director
Meaghan Dugan	Industry/Member Representative Director
Kurt M. Eckert	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director

To: Grobbel, Christoph
Department: HQ/TM
Phone: 202.551.5491
Route: HQ-7a
Mail Stop: 7010
Building: SP1
Package Type:
Sender Name:
773861930668
6/19/2015 9:54:07 AM

From: (609) 897-8174
Barbara J. Comly, Esq.
Miami International Holdings, Inc.
7 Roszel Road, 5th Fl
Princeton, NJ 08540

Origin ID: PRIA

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Chris Grobbel
Securities & Exchange Commission
Div of Trading & Markets
100 F Street NE
WASHINGTON, DC 20549

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